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Exhibit 12.1

La Quinta Properties, Inc.
Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years Ending December 31,
	2003	2002	2001	2000	1999
	(In thousands)
Combined Fixed Charges and Preferred Stock Dividends:
Interest expense including amortization of debt issue costs and discounts and premiums related to indebtedness	$64,356	$66,310	$101,940	$186,457	$246,413
Capitalized interest	69	474	1,561	593	6,223
Estimated interest component of rent expense	334	296	254	193	231
Preferred stock dividends	18,000	18,000	18,000	18,000	16,283

Total combined fixed charges and preferred stock dividends	$82,759	$85,080	$121,755	$205,243	$269,150

Earnings:
Add:
(Loss) income before minority interest, income taxes, discontinued operations and cumulative effect of change in accounting principle	$(57,145)	$13,025	$(180,634)	$(269,913)	$90,501
Combined fixed charges and preferred stock dividends	82,759	85,080	121,755	205,243	269,150
Amortization of capitalized interest	412	412	401	362	760

	26,026	98,517	(58,478)	(64,308)	360,411

Less:
Capitalized interest	69	474	1,561	593	6,223
Preferred stock dividends	18,000	18,000	18,000	18,000	16,283

Earnings available to cover combined fixed charges and preferred stock dividends	$7,957	$80,043	$(78,039)	$(82,901)	$337,905

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	deficiency	deficiency	deficiency	deficiency	1.26
Deficiency in the Coverage of Combined Fixed Charges and Preferred Stock Dividends by Earnings	$(74,802)	$(5,037)	$(199,794)	$(288,144)	—

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  Exhibit 12.1